FOOTGLOVE

PERFORMANCE FOOTWEAR INC.

Another World of Comfort Performance and Support

FOOTGLOVE PERFORMANCE FOOTWEAR INC.
A Florida Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

FOOTGLOVE PERFORMANCE FOOTWEAR INC.

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Footglove Performance Footwear, Inc.
Panama City Beach, Florida

We have reviewed the accompanying financial statements of Footglove Performance Footwear, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since inception, relies on outside funding to sustain its operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

September 24, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

FOOTGLOVE PERFORMANCE FOOTWEAR, INC.

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

		2019		2018
Assets				
Current assets				
Cash and cash equivalents	$	14,131	$	1,524
Accounts receivable, net		804		-
Inventory		57,318		62,551
Total current assets		72,253		64,075
Property and equipment, net		354		590
Related party receivables		117,991		101,118
Deposits		2,959		2,959
Total assets	$	193,557	$	168,742
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	7,253	$	18,253
Accrued expenses		101,679		90,391
Convertible notes, current		15,000		30,000
Other current liabilities		1,928		2,786
Total current liabilities		125,860		141,430
Convertible note payable, noncurrent portion		197,000		170,000
Total liabilities		322,860		311,430
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, no par: 3,120,473 and 3,060,878 shares issued and outstanding at December 31, 2019 and 2018		-		-
Additional paid-in capital		641,241		572,513
Accumulated deficit		(770,544)		(715,201)
Total stockholders' equity		(129,303)		(142,688)
Total liabilities and stockholders' equity	$	193,557	$	168,742

See independent accountants' review report and accompanying notes to the financial statements.

FOOTGLOVE PERFORMANCE FOOTWEAR, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Revenue		
Sales, net	$ 10,823	$ 5,122
Total revenue	10,823	5,122
Cost of goods sold	6,052	5,130
Gross profit (loss)	4,771	(8)
Operating expenses		
General and administrative	43,747	14,491
Advertising expenses	1,843	9,756
Depreciation	236	236
Total operating expenses	45,826	24,483
Loss from operations	(41,055)	(24,491)
Other income (expense)		
Interest expense	(14,288)	(14,540)
Total other income (expense)	(14,288)	(14,540)
Net loss before income taxes	(55,343)	(39,031)
Provision for income taxes	-	-
Net loss	$ (55,343)	$ (39,031)

See independent accountants' review report and accompanying notes to the financial statements.

FOOTGLOVE PERFORMANCE FOOTWEAR, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2017	3,049,878	$ -	$ 572,513	$ (676,170)	$ (103,657)
Net loss	-	-	-	(39,031)	(39,031)
Balance on December 31, 2018	3,049,878	-	572,513	(715,201)	(142,688)
Issuance of common stock for cash	67,000	-	40,000	-	40,000
Issuance of stock upon conversion	19,780	-	18,000	-	18,000
Settlement of accounts payable	11,000	-	11,000		11,000
Shares repurchased	(27,185)	-	(272)		(272)
Net loss		-	-	(55,343)	(55,343)
Balance on December 31, 2019	3,120,473	-	641,241	$ (770,544)	(129,303)

See accountants' review report and accompanying notes to the financial statements.

FOOTGLOVE PERFORMANCE FOOTWEAR, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (55,343)	$ (39,031)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	236	236
Changes in operating assets and liabilities:		
Other receivables	(20,776)	(10,138)
Inventory	5,233	6,804
Accounts payable aned accrued expenses	14,288	16,283
Other liabilities	(858)	(5,396)
RP paables	3,099	23,526
Net cash used by operating activities	(54,121)	(7,716)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	27,000	-
Proceeds from issuance of common stock	40,000	-
Repurchase of common stock	(272)	-
Net cash provided by financing activities	66,728	-
Net decrease in cash and cash equivalents	12,607	(7,716)
Cash and cash equivalents, beginning	1,524	9,240
Cash and cash equivalents, ending	$ 14,131	$ 1,524
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Footglove Performance Footwear, Inc. ("the Company" or "Footglove") was incorporated on April 8, 2014 under the laws of the State of Florida, and is headquartered in Panama City, Florida. Footglove is in the business of selling patented high impact-resistant, insole-padded, foot comfort-enhancing specialty socks. The Company may generate additional revenue in the future from selling the licensing rights to the Company's intellectual property related to its footwear products.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company generates revenues by selling patented innovative performance footwear that is worn like a sock. The Company's payments are generally collected upfront and prior to shipment. The Company's sole performance obligation for retail customers is the delivery of its product, typically recognized upon shipment from its e-commerce activities. Amounts collected prior to satisfaction of performance obligations is considered deferred revenue.

For years ending December 31, 2019 and 2018 the Company recognized $10,823 and $5,122 in revenue, respectively, all from the sale of its single product line. The Company may generate additional revenue in the future from selling the licensing rights to the Company's intellectual property. Such revenue will be evaluated based on the facts and circumstances of each licensing arrangement and recognized in accordance with the aforementioned five-step model.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

> All amounts recorded in these financial statements approximate fair value.

<u>Accounts Receivable and Allowance for Uncollectible Accounts</u>

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company did not have cash in bank deposit accounts in excess of federal insured limits.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO") method. As of December 31, 2019 and 2018, the Company's inventory balances consist solely of finished goods available for retail sale. The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary. Damaged or defective products are expensed upon identification, and charges associated with damaged and defective inventory was negligible during the years ended December 31, 2019 and 2018.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Depreciation expense for the years ended December 31, 2019 and 2018, was $236 and $236, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $1,843 and $9,756 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and recognized in cost of goods sold. Shipping and handling charges were negligible during the years ended December 31, 2019 and 2018.

Earnings per share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. To the extent that stock options or convertible debt are anti-dilutive, they are excluded from the calculations of earnings per share. As of December 31, 2019 and 2018, the Company had outstanding debt with principal convertible into 252,836 and 225,836 shares of common stock, respectively, which are excluded from the calculations as their effect would be considered anti-dilutive.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, returns from tax years 2019, 2018, and 2017 are subject to examination. The Company is also taxed under the jurisdiction of the State of Florida, which has rules similar to that of the federal jurisdiction.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The following table outlines the estimated changes in deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ (200,000)	$ (186,000)
Total deferred tax asset	(200,000)	(186,000)
Valuation allowance	200,000	186,000
Deferred tax asset, net	$ -	$ -

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

Management has concluded that full valuation allowance should be recognized against the deferred tax asset resulting from the historical NOLs, resulting in an increase of $14,000 in the deferred tax asset during the year ended December 31, 2019. Deferred taxes are assessed at a blended estimated tax rate of 26% (21% federal and 5% state).

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $770,000 and relies on outside sources of funding which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. Management intends to continue to seek out new sources of debt and equity financing in order to generate positive cash flow for the Company. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Furniture and equipment	$ 2,391	$ 2,391
	2,391	2,391
Accumulated depreciation	(2,037)	(1,801)
Property and equipment, net	$ 354	$ 590

Depreciation expense for the years ended December 31, 2019 and 2018, was $236 and $236 respectively.

NOTE 4 – RATENTS AND INTELLECTUAL PROPERTY

On May 15, 2018, the Company was awarded U. S. Patent No. US 9,968,138 B1 titled "Foot support device. The patent covers the Company's invention of a foot support device that is configured to provide impact reduction to a user. The Company may generate additional revenue in the future from selling the licensing rights to the Company's intellectual property. Nothing has been capitalized as of December 31, 2019 and 2018.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company had $117,991 and $101,118 in receivables (net) from related parties and other affiliates, recorded under Related Party Receivables in the balance sheets. The primary amount owed to the Company was from the Company's CEO. These advances are non-interest bearing.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Prior to 2018, the Company issued $245,000 of unsecured convertible notes with different interest rates and maturity dates. The interest rates are as follows: 3.5% for $124,000, 5% for $30,000, 9% for $2,500, 10% for $15,000, 12% for $27,500, and 15% for $46,000. The maturity dates are in the years as follows: 2015 for $30,000, 2016 for $30,000, 2019 for $15,000, and 2023 for $46,000. The notes are convertible at the request of the holder into common stock at a specified set conversion price per share, ranging from $.75 - $1.00 per share. Prior to 2018 notes totaling $45,000 of principal were converted into common stock into a total of 74,982 shares. In 2019 notes totaling $15,000 were converted into common stock for a total principal of $15,000 and $3,000 of interest into a total of 19,780 shares.

In 2019 the Company issued $27,000 of unsecured convertible notes with an interest rate of 5% and maturity dates in 2021. The notes are convertible at the request of the holder into common stock at a conversion price of $1 per share. The Company also extended the due date of the $46,000 note to June 1, 2023.

Prior to 2018 the Company entered into a loan agreement with an institutional lender. The outstanding balance of this loan is $1,928 and $2,786 as of December 31, 2019 and 2018, respectively.

Future minimum principal payments are as follows, for the years ended December 31,

2020	$ 15,000
2021	27,000
2022	-
2023	46,000
2024	124,000
	$ 212,000

The Company recognized interest expense of $14,288 and $14,540 during the years ended December 31, 2019 and 2018, respectively. Accrued interest outstanding during those same periods was $70,779 and $59,141, respectively.

NOTE 7 – STOCKHOLDERS' EQUITY

As of December 31, 2019, the Company has authorized 10,000,000 shares of common stock, no par value.

During the year ended December 31, 2018, the Company had no common stock transactions.

During the year ending December 31, 2019, the Company issued 67,000 shares for cash in the amount of $40,000.

During the year ended December 31, 2019, the Company issued 19,780 shares of common stock to an individual on conversion of principal and interest of outstanding convertible promissory notes amounting to a total of $18,000. The Company issued an additional 11,000 shares valued at $11,000 to settle an aggregate $11,000 in outstanding accounts payable.

During 2019, 27,185 shares were purchased back to the Company at $0.01 per share from a prior consultant. Shares were returned to the Company and retired.

As of December 31, 2019 and 2018, the Company had 3,120,473 and 3,049,878 issued and outstanding shares of common stock, respectively.

As of December 31, 2019, the Company has not yet formalized an employee stock option plan, however has reserved 500,000 shares for potential future option issuances. During 2016, the Company issued an aggregate 30,967 options to a consultant, exercisable at $1.00 per share for a 2-year term. As of December 31, 2019, these options had expired and no further options were outstanding.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

The Company is currently party to a month-to-month lease agreement for a nominal monthly fee. The Company has no other long-term lease commitments as of December 31, 2019.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 25,000 common shares at $1.00 per share for cash for a total amount of $25,000.

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Netcapital (the "Intermediary"). The Intermediary will be entitled to receive a $5,000 plus 5% of what is raised commission fee.

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management has evaluated subsequent events through September 24, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those above.